Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Qwest Communications International Inc.
Registration Statement #333-167339

Date: Tuesday, July 6, 2010

Subject: CenturyLink-Qwest Update #3

Five Key Approvals/Reviews Required for the CenturyLink/Qwest Merger

Before the merger between CenturyLink and Qwest can be finalized, it must be reviewed and/or approved by a number of government entities and approved by a vote of the shareholders of each company. Here is a brief summary and update on the status of each of these key reviews and approvals.

1)	Federal Communications Commission: The FCC reviews mergers and acquisitions to ensure they are in the public interest. As part of the process, interested parties, such as competitors or consumer groups, have the opportunity to raise questions or concerns.

Status:
On May 10, CenturyLink and Qwest filed a joint “Application for Consent to Transfer Control”
with the FCC. On May 28, the FCC issued a public notice asking interested parties to file comments on the application by July 12. CenturyLink and Qwest then will have until July 27 to respond. The FCC’s goal is to issue a final order regarding the application within 180 days of the public notice, though it is not bound by that timeframe.

On June 23, CenturyLink CEO Glen Post and Qwest CEO Ed Mueller met with FCC Chairman Julius
Genachowski and other FCC commissioners about the CenturyLink-Qwest transaction. The CEOs said the discussions were constructive and positive.

2)	Department of Justice: In general, the DOJ’s review of proposed mergers and acquisitions is focused on potential antitrust concerns, making sure that such transactions won’t prevent or reduce competition.

Status:
CenturyLink originally filed a notification of the transaction with the Federal Trade Commission and the DOJ on May 12, and filed an updated notification on June 15. Re-filing allows the DOJ an additional 30 days to review the information.

3)	Securities and Exchange Commission: The SEC’s rules and regulations are designed, in part, to ensure that public companies provide accurate information about mergers and acquisitions to help investors make informed decisions

Status:
On June 4, CenturyLink made a preliminary filing with the SEC describing the transaction. This filing is called a joint proxy statement-prospectus. CenturyLink will make a final filing with the SEC later this summer, and then CenturyLink and Qwest will mail copies of the final filing to their respective shareholders in advance of each company’s special shareholder meeting.

4)	Shareholder Votes: Separate from the approvals from government agencies, but every bit as important, shareholders from each company will have to approve the transaction through a vote.

Status:
Special shareholder meetings for both companies are currently expected to take place this August.
5)	State Regulatory Commissions: Like the FCC, state commissions (often called Public Utility Commissions – PUCs – or Public Service Commissions – PSCs), also review mergers and acquisitions to ensure they are in the public interest, with a primary focus on the impact to their state and the ratepayers in their state. States vary as to the amount and level of detail they may request as a part of a review. Additionally, outside parties like consumer groups and competitors are invited to comment or to intervene.

Status:

■ CenturyLink and Qwest have filed joint applications for merger approval in 23 states where we operate. •
■ Typically, the state process follows individual procedural schedules established collectively by the companies, the commission and any interveners. Each state will have its own unique timeline.
■   An intensive effort is under way as CenturyLink and Qwest prepare for state commission engagement on procedural schedules, discovery questions, testimony and related routine approval issues.
                    ■ As anticipated, in some states interested parties, including consumer advocacy groups and competitors, have filed notice that they wish to intervene in the dockets.
                    ■ CenturyLink and Qwest have filed testimony in several states that explain the transaction, financial characteristics and operational overviews and are developing testimony for others. In addition, the companies will respond to multiple discovery requests in the next few months.

We anticipate having all approvals and completing the transaction in the first half of 2011.

Forward Looking Statements

Certain non-historical statements made in this release and future oral or written statements or press releases by us or our management are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry (including those arising out of the Federal Communication Commission’s National Broadband Plan released in the first quarter of 2010); our ability to effectively adjust to changes in the communications industry; changes in our allocation of the Embarq purchase price after the date hereof; our ability to successfully integrate Embarq into our operations, including the possibility that the anticipated benefits from the Embarq merger cannot be fully realized in a timely manner or at all, or that integrating Embarq’s operations into ours will be more difficult, disruptive or costly than anticipated; our ability to successfully complete our pending acquisition of Qwest, including timely receiving all shareholder and regulatory approvals and realizing the anticipated benefits of the transaction; our ability to effectively manage our expansion opportunities, including retaining and hiring key personnel; possible changes in the demand for, or pricing of, our products and services; our ability to successfully introduce new product or service offerings on a timely and cost-effective basis; our continued access to credit markets on favorable terms; our ability to collect our receivables from financially troubled communications companies; our ability to pay a $2.90 per common share dividend annually, which may be affected by changes in our cash requirements, capital spending plans, cash flows or financial position; unanticipated increases in our capital expenditures; our ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effects of adverse weather; other risks referenced from time to time in this report or other of our filings with the Securities and Exchange Commission (the “SEC”); and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical, pension or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to our business and our July 2009 acquisition of Embarq are described in greater detail in Item 1A to our Form 10-K for the year ended December 31, 2009, as updated and supplemented by our subsequent SEC reports. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We undertake no obligation to update any of our forward-looking statements for any reason.

Additional Information

In connection with the proposed merger, CenturyLink has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink. At the appropriate time, CenturyLink and Qwest will mail the final joint proxy statement-prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.